

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 20, 2009

Mr. Ben R. Leedle, Jr.
President and Chief Executive Officer
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re: Healthways, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 30, 2008**
> **File No. 000-19364**

Dear Mr. Leedle:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services